SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 31, 1997

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950




                           FORD MICROELECTRONICS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1997 and 1996.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1997.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1997.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1997.


                                     Exhibit
                                     -------

Designation                    Description                   Method of Filing
-----------                    -----------                   ----------------

Exhibit 23                 Consent of Coopers            Filed with this Report.
                            & Lybrand L.L.P.



                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Microelectronics, Inc. Salaried Retirement Savings Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    FORD MICROELECTRONICS, INC.
                                   SALARIED RETIREMENT SAVINGS PLAN


                                    By: /s/John A. Sullivan
                                      ----------------------------------
                                      John A. Sullivan, Chairman
                                      Ford Microelectronics, Inc.
                                      Salaried Retirement Savings Plan Committee



June 29, 1998

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                       Description                    at Which Found
-----------                       -----------                    --------------


Exhibit 23             Consent of Coopers & Lybrand  L.L.P.

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Index of Financial Statements and Supplemental Schedules


                                                                           Pages


Report of Independent Accountants                                             2



Financial Statements:

     Statement of Net Assets Available for Benefits as
        of December 31, 1997 and 1996                                         3

     Statement of Changes in Net Assets Available for Benefits
        with Fund Information for the Year Ended December 31, 1997          4-5

     Notes to Financial Statements                                         6-12



Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
        as of December 31, 1997                                              13

     Item 27d - Schedule of Reportable Transactions for the Year
        Ended December 31, 1997                                           14-15

Report of Independent Accountants


To the Boards of Directors of
Ford Motor Company and
Ford Microelectronics, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Ford Microelectronics, Inc. Salaried Retirement Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits with fund information for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.



/s/Coopers & Lybrand L.L.P.

Detroit, Michigan
June 23, 1998

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Statement of Net Assets Available for Benefits as of December 31, 1997 and 1996
(in thousands)


                                            ASSETS                                                1997          1996
                                                                                               -----------  -----------
Investments, at fair value                                                                     $    20,953  $    14,601
Participant notes receivable                                                                           522          481
                                                                                               -----------  -----------

      Net assets available for  benefits                                                       $    21,475  $    15,082
                                                                                               ===========  ===========

The accompanying notes are an integral part of the financial statements.


Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1997 (in thousands)

                                                                     Participant-Directed
                                   -------------------------------------------------------------------------------------------------

                                    Ford                                                Inter-
                                    Company  Ultra       Vista      Equity              national  Strategic     Strategic Strategic
                                    Stock    Investors   Investors  Income    Value     Growth    Conservative  Moderate  Aggressive
                                    Fund*    Fund        Fund       Fund      Fund      Fund      Fund          Fund      Fund
                                  --------- -----------  ---------  --------  --------  --------  ------------ ---------- ----------
Net assets at fair value,
  January 1,  1997                $ 7,508    $   930      $   898   $    691   $ 1,329  $   369    $    18     $    55    $    109

Additions:
  Participant contributions            77        257          163        108       212      103          4          17          43
  Company contributions (non-
    participant directed)              75        263          161        100       199       84          3          18          44
  Participant notes - principal
    repayments                          2         66           29         22        53       19                      5          10
  Participant notes - interest
    repayments                          3          9            4          3         7        1                      1           2
  Dividend and interest income        343        410           66        181       360      106          2           5          19
  Net appreciation in fair
   value of investments             3,163                                 36        67                               7          17
  Transfers in                      2,845        587          457        592       863      262         15          23         198
                                  -------   --------     --------   --------  --------  -------  ---------   ---------    --------

    Total additions                 6,508      1,592          880      1,042     1,761      575         24          76         333
Deductions:
  Distributions                       318          8           75         73        84                                           7
  Loans to  participants               21         43           24         48        78        6                                 19
  Net depreciation in fair
   value of investments                          133          129                            13
   Transfers out                    4,904        321          476        577       645      149         15         43           16
                                 --------   --------     --------   --------  --------  -------  ---------  ---------    ---------

Total deductions                    5,243        505          704        698       807      168         15         43           42
                                 --------   --------     --------   --------  --------  -------  ---------  ---------    ---------

Net Assets at fair value
  December 31, 1997                $8,773    $ 2,017     $  1,074   $ 1,035   $ 2,283   $  776   $     27   $      88    $     400
                                 ========    =======     ========   =======   =======   ======   ========   =========    =========



Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1997 (in thousands)

                                                                       Participant-Directed
                                     -----------------------------------------------------------------------------
                                               Schwab                            Income
                                     Premium   Personal    Prime                   &
                                      Bond     Choice      Money        GNMA     Growth  Participant
                                      Fund     Fund        Market       Fund     Fund    Notes            Total
                                    --------- -----------  ---------  -------- --------  --------     ------------
Net assets at fair value,
  January 1, 1997                  $   168                 $1,210      $  136   $ 1,180  $   481      $  15,082

Additions:
   Participant contributions             8                     26          18       210                   1,246
   Company contributions (non-
        participant directed)            9                     41          18       193                   1,208
   Participant notes - principal
        repayments                                             16           4        37     (263)             -
   Participant notes - interest
         repayments                                             2                     5                      37
   Dividend and interest income         13           1         79          13       235                   1,833
Net appreciation in fair
   value of investments                  4                                  4       261                   3,559
   Transfers in                        249         260      2,743          70       886                  10,050
                                  --------     -------     ------      ------   -------   ------      ---------

      Total additions                  283         261      2,907         127     1,827     (263)        17,933

Deductions:
   Distributions                                              545                    89                   1,199
   Loans to  participants                                      16          14        35     (304)             -
Net depreciation in fair
   value of investments                             16                                                      291
   Transfers out                       205          40      2,109          60       490                  10,050
                                  --------    --------    -------      ------   -------   ------      ---------

Total deductions                       205          56      2,670          74       614     (304)        11,540
                                  --------    --------    -------      ------   -------   ------      ---------

Net assets at fair
  value, December 31, 1997        $    246    $    205    $ 1,447      $  189   $ 2,393   $  522      $  21,475
                                  ========    ========    =======      ======   =======   ======      =========


*As of 12/31/96, Ford Company Stock Fund contributions were Company-directed

The accompanying notes are an integral part of the financial statements.


                                                                           -5-

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Notes to Financial Statements


   1.  Description of the Plan:

       The following description of the Ford Microelectronics, Inc. (the "Company") Salaried Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

       a. General: The Plan is a defined-contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       b. Eligibility: With certain exceptions, regular full-time salaried employees having at least three months of continuous service are eligible to participate in the contributory portion of the Plan. All full-time employees are eligible to participate in the discretionary portion of the Plan. Participation in the Plan is voluntary.

       c. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may defer up to 15 percent in pre-tax contributions and 10 percent in post-tax contributions. The Company match is at the rate of 100 percent of the first 3 percent of the participants' base salaries contributed and at the rate of $.60 for each dollar of the next 7 percent of participants' base salaries contributed. All Company matching contributions are invested in Ford Common Stock. The Company may also contribute an additional amount determined at the discretion of the Company, in cash. For the years ended December 31, 1997 and 1996, the Company made discretionary contributions of 3 percent for each regular active employee with covered compensation. These contributions were made semi-monthly in 1997 and monthly during 1996.

       d. Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Administrative expenses are paid primarily by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       e. Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. A participant becomes fully vested in company matching contributions automatically upon attainment of normal retirement age, retirement due to disability or death. Participants are entitled to receive the full amount of vested funds when their employment is terminated.

       f. Investments Options: Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments with a maximum investment of 10 percent in any of the investment options offered. As of December 31, 1997, participants have the following investment options:

            - Ford Company Stock Fund - Invests primarily in shares of Ford Motor Company common stock with a small portion of short-term liquid investments for liquidity purposes.

            - Ultra Fund - Invests in stocks of companies with accelerating earnings and revenue trends. The objective of the fund is to seek capital growth over time.

            - Vista Fund - Invests in medium-sized and smaller companies, with an emphasis on smaller firms. The objective of the fund is to seek capital growth over time.

            - Equity Income Fund - Invests primarily in companies with favorable dividend-paying history, dividend-paying ability and capital appreciation potential. The objective of the fund is to seek current income with capital appreciation as a secondary objective.

            - Value Fund - Invests primarily in stocks of well-established companies that are believed to be undervalued at the time of purchase. The objective of the fund is to seek capital growth over time.

            - International Growth Fund - Invests in a diversified international portfolio with the majority of investments in developing markets. The objective of the fund is to seek capital growth over time.

            - Strategic Conservative Fund - Invests primarily in bonds and money market securities with potential for moderate long-term total return. The objective of the fund is to seek high levels of current income.

            - Strategic Moderate Fund - Invests in equity securities, but maintains a sizable stake in bonds and money market securities. The objective of the fund is to seek high levels of total return (capital appreciation plus income) as is consistent with its risk profile.

            - Strategic Aggressive Fund - Invests in a diversified portfolio of stocks, bonds and money market securities and seeks a high level of total return. The objective of the fund is to seek high levels of total return (capital appreciation plus income) as is consistent with its risk profile.

            - Premium Bond Fund - Invests in longer-term bonds and other debt instruments. The objective of the fund is to seek high levels of current income.

       f. Investments Options, continued:

           - Schwab Personal Choice Fund - Allows participants to invest in mutual funds, listed and over-the-counter stocks, certificates of deposits, money market funds and federally backed investments and bonds at the participants discretion.

           - Prime Money Market Fund - Invests in high-quality U. S. dollar-denominated money market instruments and other short-term obligations of bank, governments and corporations. The objective of the fund is to seek the highest level of current income consistent with preservation of capital.

           - GNMA Fund - Invests in mortgage-backed Ginnie Mae certificates. The objective of the fund is to provide a high level of current income consistent with safety of principal and investment liquidity.

           - Income & Growth Fund - Invests primarily in larger-sized companies and targets stocks with a higher expected dividend yield and higher overall return potential. The objective of the fund is to provide dividend growth, current income and capital appreciation by investing in common stocks.

       g. Participant Notes Receivable: Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Notes fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates. Interest rates range from 6.5 to 9.5 percent. Principal and interest are paid ratably through monthly payroll deductions.

       h. Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive all or part of participant's vested interest in his or her account as a lump-sum distribution.

       i. Forfeitures: The Plan permits the Company to use the Ford Company Stock fund units forfeited by participants to pay Plan administration expenses, and, to the extent not used to pay such expenses, to reduce future Company contributions. As of December 31, 1997 and 1996 $130,464 and $48,045, respectively, were forfeited by plan participants and were available to pay future administrative expenses. To the extent that forfeited units are not available to pay administrative expenses, the Company pays such expenses.

       j. Investment Participation: The number of participants in each program at December 31, 1997 are as follows:

                                                                    Number of
                    Investment Fund                                Participants
            --------------------------------                    ----------------

            Ford Company Stock Fund                                    291
            Ultra Fund                                                 205
            Vista Fund                                                 153
            Equity Income Fund                                         121
            Value Fund                                                 163
            International Growth Fund                                  110
            Strategic Conservative Fund                                 13
            Strategic Moderate Fund                                     30
            Strategic Aggressive Fund                                   61
            Premium Bond Fund                                           23
            Schwab Personal Choice Fund                                 11
            Prime Money Market Fund                                    149
            GNMA Fund                                                   29
            Income & Growth Fund                                       184




    2.        Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investment Valuation and Income Recognition: All Plan investments are valued on the basis of established year-end quoted market prices. Participant notes are carried at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consist of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

       c. Payment of Benefits: Benefits are recorded when paid.

       d. Contributions: Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

       e. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       f. Risks and Uncertainties: The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.



  3.   Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in all funds in their accounts.

  4.   Asset Value Per Unit:

       The number of units and asset value per unit, at December 31, 1997 per American Century Services Corporation are as follows:

                                                          Number        Asset
                                                            of          Value
                                                          Units        Per Unit
                                                        -----------  -----------

         Ford Motor Company Stock Fund                   180,116   $      48.69
         Ultra Fund                                       73,873          27.30
         Vista Fund                                       86,484          12.42
         Equity Income Fund                              155,385           6.66
         Value Fund                                      328,508           6.95
         International Growth Fund                        94,794           8.19
         Strategic Conservative Fund                       5,176           5.22
         Strategic Moderate Fund                          15,173           5.80
         Strategic Aggressive Fund                        66,263           6.04
         Premium Bond Fund                                24,184          10.13
         Schwab Personal Choice Fund                     208,540           1.00
         Prime Money Market Fund                       1,446,830           1.00
         GNMA Fund                                        17,737          10.66
         Income & Growth Fund                             98,496          24.30



   5.  Tax Status:

       The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 1995, that the Plan is in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


   6.  Change in Trustees:

       Effective January 1, 1997, the Company transferred trustee responsibilities from Comerica Bank to UMB Bank. The Company also retains American Century Services Corporation as third party administrator.

   7.  Subsequent Events:

       On March 2, 1998, the Board of Directors of the Company approved the spin-off of all of the Company's 80.7 percent interest in Associates First Capital Corporation (the "Associates") by declaring a dividend on the Company's outstanding shares of Common and Class B stock. The spin-off dividend was payable on April 7, 1998 to stockholders of record on March 12, 1998.

       Participants with assets in the Ford Stock Fund under the Plan on the distribution date received the stock dividend distribution. As a result, a total of 53,198 shares of Associates Common Stock was received by the trustee on behalf of Plan participants.

       In preparation for the spin-off, the Associates Stock Fund was created to hold the Associates shares acquired under the Plan as a result of the spin-off. Future cash dividends paid on the Associates stock held in the Associates Stock Fund will be credited to participants' accounts in the Ford Stock Fund and invested in shares of Ford Common Stock.

       During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan reflected the value of the Associates stock distribution.

       The Associates Stock Fund is a "sell-only" fund and no contributions or transfers by Plan participants may be made to this fund.


Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997



                                                           (c)
                                               Description of Investment,
                  (b)                           Including Maturity Date,                                       (e)
       Identity if Issuer, Borrower,          Rate of Interest, Collateral,                 (d)              Current
 (a)     Lessor or Similar Party                 Par or Maturity Value                      Cost              Value
------ -------------------------------  -------------------------------------------  ----------------- -----------------
  *    Ford Motor Company               Ford Motor Company Common Stock,
                                             180,116 units                           $      6,235,817  $      8,769,755

  *    American Century Services        Ultra Fund
          Corporation                   Ultra Fund, 73,873 units                            2,183,179         2,016,726
                                        Vista Fund, 86,484 units                            1,198,273         1,074,133
                                        Equity Income Fund, 155,385 units                   1,045,050         1,034,864
                                        Value Fund, 328,508 units                           2,269,020         2,283,131
                                        International Growth Fund, 94,794 units               794,645           776,366
                                        Strategic Conservative Fund, 5,176 units               27,051            27,432
                                        Strategic Moderate Fund, 15,173 units                  84,985            88,307
                                        Strategic Aggressive Fund, 66,263 units               384,338           399,564
                                        Premium Bond Fund, 24,184 units                       241,243           245,469
                                        Schwab Personal Choice Fund,
                                             208,540 units                                    221,805           204,544
                                        Prime Money Market Fund, 1,446,830
                                             units                                          1,446,830         1,446,830

                                        GNMA Fund                                             185,671           189,435
                                        Income & Growth Fund, 98,496 units                  2,190,603         2,393,449

*    Participant notes                  6.5% to 10% interest rate generally
                                             maturing from 3 to 5 years                            -            522,386
                                                                                     ----------------- -----------------

                                             Total                                   $     18,508,510  $     21,472,391
                                                                                     ================= =================

*Party-in-interest to the Plan.


Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997



                            (b)                                                                       (h)
     (a)            Description of Asset                (c)          (d)       (e)       (f)       (g)        Current       (i)
Identity of      (Including Interest Rate and         Purchase     Selling    Lease    Expenses  Cost of       Value      Net Gain
Party Involved    Maturity in Case of a Loan)          Price        Price     Rental   Incurred   Asset       of Asset    or (Loss)
-------------- ----------------------------------- -------------   ---------- ------- ----------  ---------   -----------  ---------
REPORTING      Single transaction in excess of
CRITERION I:   five percent of current value of
               plan assets.

               None.

REPORTING      Series of transactions in other
CRITERION II:  than securities in excess of five
               percent of current value of plan
               assets.

               None.

REPORTING      Series of transactions in
CRITERION      securities in excess of five
III:           percent of current  value of
               plan assets.

American       Equity Income Fund:
Century          Purchases                          $1,711,684                                   $1,711,684  $1,711,684
Services       Income & Growth Fund:
Corporation*     Purchases                           2,764,902                                    2,764,902   2,764,902
               International Growth Fund:
                 Purchases                             955,183                                      955,183     955,183
               Prime Market Fund:
                 Purchases                           4,012,204                                    4,012,204   4,012,204
                 Sales                                           $2,669,700                       2,565,375   2,669,700   $ 104,325
               Ultra Fund:
                 Purchases                           2,545,757                                    2,545,757   2,545,757
               Value Fund:
                 Purchases                           3,032,299                                    3,032,299   3,032,299
                 Sales                                              807,251                         763,280     807,251      43,971
               Vista Fund:
                 Purchases                           1,794,748                                    1,794,748   1,794,748


                                                                            -14-


Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions, Continued


                             (b)                                                                                 (h)
     (a)              Description of Asset               (c)          (d)       (e)       (f)       (g)        Current       (i)
Identity of      (Including Interest Rate and          Purchase     Selling    Lease    Expenses  Cost of       Value      Net Gain
Party Involved    Maturity in Case of a Loan)           Price        Price     Rental   Incurred   Asset       of Asset    or (Loss)
-------------- ----------------------------------- ------------- ------------ -------- ----------  ---------   -----------  --------
REPORTING
CRITERION III,
continued:
Ford            Ford Motor Company Common Stock:
Motor               Purchases                      $ 9,626,386                                    $9,626,386  $  9,626,386
Company*            Sales                                        $ 5,286,696                      $4,640,251  $  5,286,696  $646,445

REPORTING       Single transactions with a
CRITERION       nonregulated entity in excess
IV:             of five percent of current
                value of plan assets.

                None.

(1) Information regarding expenses incurred with each transaction was not available from the trustee.

*Party-in-interest to the Plan.
                                                            -15-